Exhibit j(1)

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Post-Effective Amendment No. 73 to the Registration Statement No. 811-3221 on Form N-1A of Fidelity Charles Street Trust, of our report(s) dated November 8, 2002 appearing in the Annual Report(s) to Shareholders of Fidelity Asset Manager, Fidelity Asset Manager: Aggressive, Fidelity Asset Manager: Growth, Fidelity Asset Manager: Income and November 11, 2002 appearing in the Annual Report to Shareholders of Spartan Investment Grade Bond Fund for the year ended September 30, 2002.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectus and "Auditor" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Boston, Massachusetts
November 19, 2002